SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, on February 14, 2017, its subsidiaries Amazonas Distribuidora de Energia S/A, Boa Vista Energia S/A, Centrais Elétricas de Rondônia S/A – Ceron and Companhia de Eletricidade do Acre – Eletroacre, herein refered to as "DISTRIBUTORS", filed a request for reconsideration seeking a stay against Resolution No. 2,202 of the National Electric Energy Agency (“ANEEL”), dated as of February 7, 2017 and published in the Federal Official Gazette (Diário Oficial da União) on February 8, 2017, which approved the annual budget of the energy development account ("CDE Account" - Conta de Desenvolvimento Energético) for the year of 2017 and, as a result, disallowed amounts that had been renegotiated on 2014 and 2015 (which had been then authorized by applicable laws and by ANEEL), between, on one side, the DISTRIBUTORS, and, on the other side, the CDE Account and the fuel consumption account ("CCC Account" - Conta de Consumo de Combustível).

The DISTRIBUTORS are creditors of the CCC Account, in particular after 2009 due to Law No. 12,111, dated as of December 9, 2009, since they are responsible for customer services relating to the public service of distribution of electric energy under the isolated system (Sistema Isolado).

Following the enactment of Law No. 12,783/2013, the CDE Account became responsible for providing the resources for the expenditures of the CCC Account. However, the necessary resources to defray the subsidies foreseen in Law No. 12,111/2009 were no longer passed on to the DISTRIBUTORS. Consequently, the DISTRIBUTORS were not in a position to make the necessary payments to their suppliers, especially to those responsible for supplying fuel for the generation of energy under the isolated system (Sistema Isolado).

MARKET ANNOUNCEMENT

To equate the debts owed by the CDE account to the DISTRIBUTORS normative and structural measures were taken, such as enactments of Decree No. 8,370 (through which article 36, paragraphs 1 to 4 of Decree No. 4,541, dated as of December 23, 2002, were amended) and Joint Ministerial Ordinances of the Mines and Energy Ministry and the Finance Ministry Nos. 652, dated as of December 10, 2014, and 372, dated as of August 4, 2015, to allow for the renegotiation, in installments and in accordance with the budget constraints of the CDE Account, of the above mentioned credits due to the DISTRIBUTORS.

Within this legal and regulatory frame renegotiations were made between the DISTRIBUTORS and the CDE Account, which were duly approved by ANEEL, in particular through Order No. 504, dated as of February 27, 2015 (which acknowledged the amounts until November 30, 2014 of the debt owed by the CCC/CDE Accounts to the DISTRIBUTORS) and Official Letter No. 458/2015-SFF/ANEEL, dated as of August 13, 2015 (which acknowledged the amounts between December 1, 2014 and June 30, 2015 of the debt owed by the CCC/CDE Accounts to the DISTRIBUTORS).

These agreed credits back the payment of the debts with the fuel suppliers, debts which were renegotiated by the DISTRIBUTORS with due regard to the same flow of payments of the agreed credits.

Therefore, through the request for reconsideration mentioned above, the DISTRIBUTORS requested ANEEL to revoke or reform the resolution of its Executive Board which resulted in Resolution No. 2,202, of February 7, 2017, so that the credits held by the DISTRIBUTORS against the CCC and CDE Accounts are considered in their entirety.

Rio de Janeiro, February 17, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.